April 1, 2024

Brittany Ebbertt

Christine Dietz

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Gogo Inc.

Form 10-K for the year ended December 31, 2023

File No. 001-35975

Dear Ms. Ebbertt and Ms. Dietz,

On behalf of Gogo Inc. (the “Company,” “Gogo,” “we,” or “us”), we hereby submit this letter in response to comments contained in the letter of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission dated March 19, 2024 (the “Comment Letter”) related to the Company’s Form 10-K for the year ended December 31, 2023 (“FY 2023 Form 10-K”). For the convenience of the Staff, for each of the Staff’s comments, we have repeated the text of the comment below in bold text and followed the comment with the Company’s response.

Form 10-K for the year ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 42

1.
We note for some of your line items, such as cost of service revenue, engineering, design and development expenses and general and administrative expenses, that fluctuations between periods are due to two or more factors. We also note your reference to changes being due "primarily" to these factors. Where a material change is attributed to two or more factors, including any offsetting factors, revise to describe the contribution of each factor in quantified terms. Please also revise to use more definitive terminology, rather than general or vague terms such as "primarily," to describe each contributing factor. Refer to Item 303(b) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Gogo Response:

The Company acknowledges the Staff's comment. In all future periodic filings, commencing with our Form 10-Q for the quarter ending March 31, 2024, where two or more factors contributed to a material change in a financial statement line item between comparative financial periods, we will narratively describe and quantify each material factor that contributed to the change, including offsetting factors. We will provide either a percentage or dollar amount, rather than using general terms such as “primarily” to quantify the extent of the contributing factor to each material change.

The following is an example of our intended disclosure based on an illustrative revision of our disclosure in FY 2023 Form 10-K (with deletions marked as stricken and additions marked as underlined), quantifying the extent of the contributing factor to each material change by reference to a percentage amount: “Cost of service revenue increased 8.0% to $69.6 million for the year ended December 31, 2023, as compared with $64.4 million for the prior year.~~, primarily due to an increase in~~

~~p~~Personnel costs contributed approximately 3% of the total increase and network and data center costs contributed approximately 3% of the total increase.”

Non-GAAP Measures, page 44

2.
We note your adjustment for the proceeds from (purchase of) interest rate caps in calculating your free cash flow measure. Please explain your basis for this adjustment and tell us what you are intending to convey. Also, tell us how you considered the prohibitions in Item 10(e)(1)(ii)(A) of Regulation S-K regarding this non-GAAP adjustment. As part of your response, tell us how you determined the proceeds from (purchase of) interest rate caps is an investing cash flow and refer to the authoritative guidance that supports your presentation.

Gogo Response:

The Company acknowledges the Staff’s comment. As disclosed in our FY 2023 Form 10-K, “free cash flow” represents net cash provided by operating activities, less consolidated capital expenditures, plus proceeds received from the FCC reimbursement program, plus proceeds from (purchase of) interest rate caps. The adjustment for the proceeds from (purchase of) interest rate caps is intended to allow investors to understand better the net impact on our cash position from all cash flows related to interest expense. Since 2021, we have hedged the interest payments due on our Term Loan Facility (as defined in the FY 2023 Form 10-K), which are operating cash outflows, with interest rate caps terminating in 2027, which are a combination of a one-time investing cash outflow and recurring investing cash inflows. The one-time investing cash outflow was our $8.6 million payment at the inception of these interest rate caps in the second quarter of 2021, as disclosed in our Form 10-Q for the period ended June 30, 2021. The recurring investing cash inflows are payments we receive from the interest rate caps counterparties for any period subsequent to inception in which the daily compounded SOFR rate, plus a credit spread adjustment recommended by the Alternative Reference Rates Committees of 0.26%, increases beyond the applicable strike rate in our interest rate caps. When we calculate free cash flow by adjusting net cash provided by operating activities, we include the operating cash flows from our interest payments on our Term Loan Facility. However, we believe it is useful to reflect specifically the one-time investing cash outflow and the recurring investing cash inflows from payments related to our interest rate caps, because they are a critical component of our interest expense and not included in our operating cash flows on our cash flows statements, even though that is where we show our interest payments on our Term Loan Facility. Adjusting for investing cash flows related to our interest expense (i.e., from the interest rate caps), is useful to fully understand the net impact of all cash flows related to our interest expense.

We do not believe that the adjustment for proceeds from (purchase of) interest rate caps in our free cash flow violates Item 10(e)(1)(ii)(A) of Regulation S-K. Item 10(e)(1)(ii)(A) prohibits us from “[e]xclud[ing] charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures, other than…EBIT…and…EBITDA.” While the one-time cash outflow for the purchase of the interest rate caps in the second quarter of 2021 indeed required cash settlement, we did not exclude it in violation of Item 10(e)(1)(ii)(A), because it was not an operating cash outflow and thus was not excluded from the net cash provided by operating activities used as the starting point for free cash flow. Additionally, we believe it would be potentially misleading not to adjust for this investing cash outflow, a detriment to our cash position, and only to adjust for the investing cash inflows from the interest rate caps, a benefit to our cash position. Finally, we note that, because the purchase was a one-off event, 2021 was the only period where we had to adjust for this cash outflow, and since then, this adjustment has represented and will continue to represent only the possible cash inflows from the proceeds of the interest rate caps.

We determined the proceeds from (purchase of) interest rate caps is an investing cash flow based on ASC 230-10-45-27. According to ASC 230-10-45-27, “generally, each cash receipt or payment is to be classified according to its nature without regard to whether it stems from an item intended as a hedge of another item….[T]he proceeds of a borrowing are a financing cash inflow even though the debt is intended as a hedge of an investment, and the purchase or sale of a futures contract is an investing activity even though the contract is intended as a hedge of a firm commitment to purchase inventory.” Regarding our interest rate caps, due to their nature as an investment activity, the one-time purchase of the interest rate caps is an investing cash flow, like the purchase of the futures contract cited in ASC 230-10-45-27, and the receipt of ongoing payments from the interest rate caps are investing cash flows. Just as in ASC 230-10-45-27, this is in spite of the fact that the item being hedged—our interest payments—are an operating cash flow. ASC 230-10-45-27 goes on to state, “[h]owever, cash flows from a derivative instrument that is accounted for as a fair value hedge or cash flow hedge may be classified in the same category as the cash flows from the items being hedged provided that the derivative instrument does not include an other-than-insignificant financing element at inception…and that the accounting policy is disclosed” (emphasis added). The Company has not elected this cited accounting policy following the purchase of the interest rate caps, so it does not categorize the flows associated with the interest rate caps as operating cash flows along with the payment of interest.

Consolidated Financial Statements
Note 3. Revenue Recognition, page 67

3.
We note you expect to recognize the majority of your remaining performance obligations over a period from two to 10 years. Please revise to breakdown this amount, either quantitatively or qualitatively, into smaller time bands that better indicate the timing of revenue recognition. Also, consider disclosing how much you expect to recognize in the next 12-months. Refer to ASC 606-10-50-13.

Gogo Response:

The Company acknowledges the Staff’s comment. In all future periodic filings, commencing with our Form 10-Q for the quarter ending March 31, 2024, we will revise our disclosures to include a quantitative breakdown using smaller time bands, including how much the Company expects to recognize in the next 12 months for connectivity and entertainment service remaining performance obligations. For equipment revenue remaining performance obligations, which have an inherently shorter time band of three years, the Company will include additional qualitative information in these disclosures. The Company is unable to quantify the remaining performance obligations for equipment revenue using smaller time bands with reasonable accuracy as the timing of equipment revenue recognition is driven by the timing of customer orders which are inherently uncertain and out of the Company’s control.

The following is an example of our intended disclosure based on an illustrative revision of our disclosure in the FY 2023 Form 10-K (with deletions marked as stricken and additions marked as underlined): “As of December 31, 2023, the aggregate amount of the transaction price in our contracts allocated to the remaining unsatisfied performance obligations (‘RPO’) was approximately $253 million and excludes consideration from contracts that have an original duration of one year or less. Approximately $234 million of the RPO primarily represents connectivity and entertainment service revenues which are recognized as services are provided which is expected to occur through the remaining term of the contracts. Our contracts vary in length and generally have terms of two to ten years. We expect to recognize approximately 17% of our connectivity and entertainment service RPO within the next year, approximately 41% in one to five years and the remaining 42% in five to ten years.

The remaining $19 million of the RPO represents future equipment revenue that is expected to be recognized primarily within the next three years as equipment is shipped.”

If you have any questions or further comments about this response, please contact Jessica Betjemann, Executive Vice President and Chief Financial Officer, at jbetjemann@gogoair.com or (312) 517-6030.

Sincerely,

/s/ Jessica Betjemann
Jessica Betjemann
Executive Vice President and Chief Financial Officer
Gogo Inc.

cc: Scott Levi, White & Case LLP

Crystal Gordon, Executive Vice President & General Counsel, Gogo Inc.